MYTRAVEL

04054048

**MyTravel Group plc**
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

15 December 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
DEC 17 2004
WASH. D.C. 183 SECTION

Dear Sirs

**MYTRAVEL GROUP plc ("the Company")**
**FILE NUMBER: 82-5049**

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 15 December 2004, the Company filed with the London Stock Exchange an announcement regarding the Unaudited Results for the 13 months ended 31 October 2004.

Very truly yours,

M. Karen Houlihan

**Mike Vaux**
**Group Company Secretary's Office**
**MyTravel Group plc**

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

dlw 1/5

Enclosures



MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

# MyTravel Group plc - Final Results

RNS Number:4139G
MyTravel Group plc
15 December 2004

15 December 2004

MyTravel Group plc

Unaudited results for the 13 months ended 31 October 2004

* The results reflect the change in accounting reference date to 31 October as previously announced.

* Operating profit before exceptional items and goodwill for the 12 months to September 2004 was £8.3m (12 months to September 2003: loss of £358.3m). Operating loss before exceptional items and goodwill for the 13 months to October 2004 was £17.5m.

* Loss before tax for the 13 months to October 2004 was £190.3m (12 months to September 2003: £910.9m).

* Turnover down from £4.2bn to £3.3bn in the 12 months to September 2004, reflecting capacity cuts in the UK and Northern Europe and business disposals. Turnover was £3.5bn in the 13 months to October 2004.

* The Company is close to being able to implement its balance sheet restructuring pursuant to the proposed scheme of arrangement. The court hearing to sanction the scheme is scheduled for 20 December 2004.

Current trading

* Winter season 04/05 encouraging for all divisions; bookings for summer 05 in the UK at an early stage but so far encouraging, other divisions not yet on sale.

* Capacity reduced significantly for both seasons in the UK to bring it into line with demand for brochure holidays.

Outlook

* Steady progress in North America and continued strong performance in Northern Europe; performance in the UK improving but much work still to be done.

* Business plan shows 2006 operating profit before exceptional items and goodwill for all divisions.

UNAUDITED OPERATING RESULTS*

| | 13 months to 31 October 2004 £m | 12 months to 30 September** 2004 £m | 12 months to 30 September 2003 £m |
|---|---|---|---|
| UK | (85.3) | (59.0) | (325.4) |
| Northern Europe | 48.5 | 46.2 | (4.0) |
| North America | 12.1 | 14.0 | (0.1) |
| Group Continuing Operations | (24.7) | 1.2 | (329.5) |
| Germany | - | - | (36.1) |
| Group | (24.7) | 1.2 | (365.6) |
| Joint Ventures & Associates | 7.2 | 7.1 | 7.3 |
| Group & share of JV's and Associates | (17.5) | 8.3 | (358.3) |

* The operating result includes the income from Joint Ventures and Associates and is stated before exceptional items and goodwill.

** The figures stated for the 12 month period to 30 September 2004 are management's pro forma figures which have not been audited.

The 2004 loss before tax for the 13 months to 31 October 2004 after goodwill amortisation of £13.5m, exceptional items of £94.4m and net finance charges of £64.9m was £190.3m.

Peter McHugh, Chief Executive, MyTravel Group plc said:

"In moving from an operating loss of £358.3m to a profit of £8.3m year on year, we have clearly made good progress. The results reflect a successful turnaround in Northern Europe and North America, and the beginnings of a turnaround in the UK. However, there is still some way to go in returning the UK business to sustainable profitability. We expect to achieve this through the implementation of the business plan, which targets an operating profit from all three divisions in 2006 and industry-standard margins in the UK in 2007.

"On Monday we won approval from our shareholders and the relevant general creditors for the restructuring. We have the support of our lending banks and facility providers. It only remains for the scheme which implements the restructuring to be sanctioned by the court at the hearing scheduled for 20 December 2004. This will enable us to complete the restructuring by the end of the year."


Enquiries:

| | | | |
|---|---|---|---|
| MyTravel Group plc | | Today | 020 7404 5959 |
| | | Thereafter | 0161 232 6523 |
| Peter McHugh | Chief Executive Officer | | |
| John Allkins | Finance Director | | |
| Brunswick | | | 020 7404 5959 |
| Fiona Antcliffe | | | |
| William Cullum | | | |

A conference call for analysts will take place today at 8.00am. The dial-in arrangements for the call are as follows:

| | |
|---|---|
| Telephone number: | +44 (0) 1452 555014 |
| Password: | MyTravel |

A copy of the slides will be available on our website at www.mytravelgroup.com. A recording of the conference call will be available on:

| | |
|---|---|
| Telephone number: | +44 (0) 1452 550000 |
| Pin number: | 2368549£ |

## OPERATING REVIEW

### Change of accounting reference date

During the year, we changed the accounting reference date of the Company to 31 October 2004. As a result, the accounts for 2004 constitute a 13 month period. The change gives the Company a financial year end that is aligned with the end of the summer season. In order to ensure that the commentary on the Group results has comparability to the prior year without breaching reporting guidelines, however, the turnover and operating profit before exceptional items and goodwill analysis focuses on the unaudited pro forma 12 month period to 30 September 2004 as compared to the audited 12 months to 30 September 2003.

### Summary of unaudited trading results

For the 12 months to September 2004, the Group recorded an operating profit before exceptional items and goodwill of £8.3m compared with a loss of £358.3m

in the same period last year. For the 13 months to October 2004, the result was a loss of £17.5m. October is loss-making, however the result for the month of October 2004, shows an improvement over the prior year.

The results reflect a successful turnaround in Northern Europe and North America and the beginnings of a turnaround in the UK. Northern Europe achieved a record operating profit before exceptional items and goodwill of £46.2m in the 12 months to September 2004 (13 months to October 2004: £48.5m) compared with a loss of £4.0m in the previous year. This turnaround clearly demonstrates what can be achieved when supply and demand are brought into balance.

We also recorded a significant improvement in the results of our continuing North American operations. Operating profit before exceptional items and goodwill was £14.0m in the 12 months to September 2004 (13 months to October 2004: £12.1m), compared with a loss of £0.1m in the prior year. After adjusting for businesses sold in the first quarter, the underlying improvement year on year was £22.1m. This reflects the improved market conditions, together with a better alignment of supply and demand and the impact of cost cutting initiatives.

In the UK, the operating loss before exceptional items and goodwill fell to £59.0m in the 12 months to September 2004 (13 months to October 2004: £85.3m), compared with a loss of £325.4m in the prior year. This was a significant improvement even after adjusting for a number of one-off items. This underlying improvement was achieved through the turnaround actions taken, including reductions in capacity, cost savings, efficiency improvements and better yield management. However, there is still some way to go in returning this business to sustainable profitability which we expect to achieve through the implementation of the business plan.

## Business Plan

During the year, we developed and adopted a business plan with the aim of returning the UK business to sustainable profits, matching the turnarounds already achieved in Northern Europe and North America. This plan builds on the actions already taken following the strategic review and recognises the UK, Northern Europe and North America as the continuing core business. It is based

on improved understanding and analysis of the dynamics of the market in which we operate, the economics of different aircraft types and accommodation guarantees, and the Group-wide profitability of different routes, resorts and individual properties.

The plan calls for continued improvement in Northern Europe and North America based on cautious growth and some further cost reduction.

Our view of the UK market is that the volume of overseas holidays is likely to grow strongly, that the package holiday market will remain a substantial market, and that customer preferences will continue to evolve. As a consequence, we decided that the UK capacity should be cut to bring the supply of holidays into balance with the demand, which was the strategy successfully employed in turning around our Northern Europe business. We have also decided that changes should be made to achieve greater flexibility and to align the product more closely to changing market requirements.

Action has already been taken to reduce capacity and to reduce the size of the UK aircraft fleet. The remaining key elements of the business plan in the UK are:

* to capitalise on recently gained flexibility in accommodation guarantees to simplify and improve the product offer and match it more closely with market demand;

* to continue to drive costs down, particularly overheads and accommodation;

* to complete the redefinition of brand propositions and focus marketing effort on delivering these propositions;

* to improve distribution by investment to increase on-line sales, revitalising the Going Places retail chain and improving call centre efficiency;

* to take advantage of the rapid growth of independent travel by consolidating and developing our specialist businesses, Bridge, Cresta and Tradewinds, and establishing new specialist businesses, such as The Cruise Store, a cruise retail business selling the products of different cruise lines by telephone,

internet and Going Places travel agents; and

* to continue simplifying the UK business and improving its organisational effectiveness.

## Restructuring

The Board announced on 13 October 2004 that the Company proposed to restructure its balance sheet. The key points of the proposed restructuring are:

* The conversion into equity of approximately £800m of unsecured debt and facilities, including:
    * a £250m revolving credit facility;
    * US$100m US private placement notes;
    * £209m non-equity minority interest preference shares;
    * certain elements of aircraft leasing arrangements;
    * all of the outstanding 7% subordinated Convertible Bonds due 2007.
* The provision at no material cost to the Group of new five year committed bonding and letter of credit facilities.

The Board initially proposed a consensual restructuring, which would have required agreement of the banks and other facility providers involved and of the holders of the 7% subordinated Convertible Bonds due 2007 (the "Bonds") and the shareholders. The Bondholders did not approve the necessary resolution at a meeting convened for 10 December 2004 (the meeting was not quorate and was adjourned) and as a result the Board is now seeking to implement the

restructuring through a scheme of arrangement under section 425 of the Companies Act 1985.

Under the scheme of arrangement, MyTravel Holdings PLC ("MyTravel Holdings"), which is currently a wholly owned subsidiary of the Company, will acquire the whole of the issued share capital of the Company. MyTravel Holdings will then acquire all of the assets of the Company (other than certain rights under insurance policies in respect of claims by former customers of the Company that are to be retained by the Company) and MyTravel Holdings will assume responsibility for all liabilities of the Company other than liabilities that are subordinated (such as the liabilities under the Bonds) and the liability of the Company in respect of a convertible loan note issued to MyTravel Holdings. Pursuant to agreements entered into between the Company, MyTravel Holdings and the banks and other financial institutions whose claims are to be converted to equity, MyTravel Holdings will issue new shares to those converting creditors. MyTravel Holdings will also offer to acquire the Bonds in exchange for the issue of new shares.

If the restructuring is implemented pursuant to the scheme of arrangement, following completion the new shares of MyTravel Holdings in issue will be held as follows:

* Converting creditors will hold 94%;

* Bondholders will be offered 2%;

* Shareholders will hold 4%.

Resolutions to approve the scheme of arrangement were passed at meetings of the shareholders and general creditors of the Company held on 13 December 2004. To become effective the scheme of arrangement must be approved by the High Court, which approval is expected to be given at a hearing on 20 December 2004. Subject to (i) that approval (ii) the UKLA agreeing to admit the new shares to the Official List and the London Stock Exchange agreeing to admit the new shares to trading and (iii) the agreements for implementing the restructuring becoming unconditional, the scheme of arrangement will become effective. These conditions are expected to be satisfied on or before 24 December 2004.

Alternatively, the Board will seek to implement the restructuring on a consensual basis, which would require approvals from shareholders and bondholders. If the scheme of arrangement is sanctioned by the court at the hearing scheduled for 20 December 2004, the Company will withdraw the resolutions to approve the consensual restructuring proposal.

Implementation of the restructuring will create a stronger foundation for our business going forward. For example:

* liabilities of the Group will be reduced by approximately £800m;

* annual interest charges and other fees incurred by the Group in respect of its borrowings, which were £70.8m in the 12 months to September 2004, will be reduced to a significantly lower level following the restructuring;

* the bonding required for regulatory purposes by the Group's tour operating companies and airline will be committed for five years;

* the new bonding and letter of credit facilities will provide support for new working capital facilities for the Group.

A pro forma statement of consolidated net assets, prepared for illustrative purposes, showing the financial position of the Group as at 31 October 2004 if the restructuring had been implemented at that date, is set out overleaf. This shows the Group having consolidated net liabilities of £162.2m, including creditors due after one year of £164.2m on a pro forma basis. Total restructuring expenses on completion of the balance sheet restructuring are estimated to be approximately £41m.

Pro forma statement of consolidated net assets

| | Group net assets at 31 | Adjustments Restructuring | Debt | Pro forma net assets of the Group at 31 |
|---|---|---|---|---|

| | October 2004 | expenses | conversion | October 2004 |
|---|---|---|---|---|
| | Note 1 | Note 2 | Note 3 | Note 4 |
| | £m | £m | £m | £m |
| Intangible assets - Goodwill | 146.2 | | | 146.2 |
| Tangible assets | 302.8 | | | 302.8 |
| Investments | 51.1 | | | 51.1 |
| Total fixed assets | 500.1 | | | 500.1 |
| Current assets | | | | |
| Stocks | 6.7 | | | 6.7 |
| Debtors | 386.2 | | | 386.2 |
| Cash and deposits | 305.2 | (20.5) | | 284.7 |
| Current assets | 698.1 | (20.5) | | 677.6 |
| Creditors: amounts falling due within 1 year | (1,056.6) | | 7.3 | (1,049.3) |
| Net current liabilities | (358.5) | (20.5) | 7.3 | (371.7) |
| Total assets less current liabilities | 141.6 | (20.5) | 7.3 | 128.4 |
| Creditors: amounts falling due after 1 year | | | | |
| Convertible debt | (216.4) | | 216.4 | - |
| Other creditors | (677.8) | | 513.6 | (164.2) |
| | (894.2) | | 730.0 | (164.2) |
| Provisions for liabilities and charges | (126.4) | | | (126.4) |
| Net liabilities | (879.0) | (20.5) | 737.3 | (162.2) |

Notes

1 The consolidated net assets of the Group at 31 October 2004 have been extracted without material adjustment from our unaudited balance sheet at that date.

2 Restructuring expenses represent the costs of advisory, legal, banking and accounting fees, including success fees and contractual commitments to key personnel payable on a successful restructuring, which the Group estimates will be payable in relation to the consensual restructuring proposals and the restructuring.

3 Debt conversion shows the impact of converting the principal and the

accrued finance charges of the £250m revolving credit facility, the £209m minority interest preference shares, the $100m US private placement notes and the Bonds.

4 No account has been taken in the pro forma statement of consolidated net assets of the benefit arising as a result of the restructuring of certain of the Group's aircraft leases with debt to be converted with a face value of £64m as at 31 October 2004. The Directors do not believe that the fair value arising in respect of the benefit attributable to this restructuring can be assessed at this stage with a reasonable degree of accuracy.

5 No account has been taken of any change in the financial position of the Group, including its trading position, since 31 October 2004.

## Current trading

Trading for the winter season 2004/2005 continues to be encouraging for all divisions. Bookings for the summer season 2005 in the UK are at an early stage but are so far encouraging. The summer season 2005 is not yet on sale in our other divisions.

In North America, we are making steady progress. Northern Europe continues to perform strongly.

We continue to see an improving performance in the UK. Capacity has been reduced significantly for both the winter and summer seasons to bring it into line with demand for brochure holidays. Bookings are ahead of last year as a percentage of available capacity for both the current winter season and the summer season 2005.

In addition, we have taken further steps to reduce our risk and to increase our operational flexibility. Our exposure to guaranteed accommodation is reducing at a faster rate than our capacity. In the UK, the number of aircraft in the fleet will fall from 33 to 24. With the departure from the fleet of the last cruise ship in May 2005, we will cease to be a cruise tour operator on a risk basis.

Approximately 65% of the Group's currency risk is now hedged. The restructuring is expected to lead to additional hedging becoming available over time. Fuel is currently unhedged, however supplements or pricing adjustments have been made in all divisions to mitigate increases in fuel prices.

## Outlook

The results for this financial period presented here show a significant improvement over the prior year. However, there is still a lot of work to do, particularly in the UK. The Board believes that, following the completion of the restructuring, there will be a good prospect of successfully implementing the business plan described above. This business plan targets current industry-standard margins in the UK in 2007. For the year ending 31 October 2006, the business plan shows the three divisions making a profit at the operating level.

## FINANCIAL REVIEW

### Unaudited operating results before exceptional items and goodwill amortisation

Turnover, including our share from Joint Ventures, for the 13 months was £3,498.7m (12 months to September 2003: £4,225.3m). Turnover for the 12 months to September 2004 was £3,283.1m, a reduction of £942.2m. Of this reduction, £397.7m is a result of the disposal of our German operation in September 2003; £209.4m relates to the disposal of a number of US businesses at the end of 2003; and £282.7m is attributable to the UK and largely reflects the reduced capacity on sale.

The operating loss for the 13 months before exceptional items and goodwill was £17.5m (12 months to September 2003: £358.3m). For the 12 months to September 2004, the Group reported an operating profit before exceptional items and goodwill of £8.3m. This reflects a significant improvement year on year in all our segments and is discussed in more detail in the Segmental review below.

## Exceptional items and goodwill amortisation

Total net exceptional costs in the 13 month period were £94.4m (12 months to September 2003: £472.7m). Of this, £67.4m has been classified as exceptional operating items and £15.6m as exceptional finance charges.

The exceptional operating items, of which £38.0m represent non-cash write-downs and provisions, include £54.1m of costs arising from the operational restructuring of a number of our businesses, mainly in the UK, and represent the costs of implementing the turnaround actions. In particular, £40.7m was incurred as a result of our decision to significantly reduce the UK aircraft fleet.

Exceptional finance charges of £15.6m represent costs incurred to 31 October 2004 on the restructuring. In addition, £4.8m of costs were incurred within operating exceptionals in respect of preparatory work relating to the proposed refinancing and restructuring.

The remaining exceptional items total £11.4m. These include net losses on disposal of fixed assets of £3.4m and losses on terminated operations of £19.0m, largely relating to the cessation of our Sun Cruises business. These have been partially offset by £11.0m of profit on the disposal of a number of businesses, mainly in the US.

A segmental analysis of all of the exceptional items is given in the Notes to the Financial Information.

Goodwill amortisation in the 13 months amounted to £13.5m (12 months to September 2003: £26.9m). The reduction reflects the disposal of a number of businesses over the last 18 months and the reduction in the carrying value of certain goodwill as a result of the balance sheet review.

## Finance charges before exceptional items

Net finance charges before exceptional items in the 13 months were £64.9m (12 months to September 2003: £53.0m).

Included in the net finance charges for 2004 is £17.9m (12 months to September

2003: £25.5m) in respect of the Group's refinancing in 2003.

Excluding the impact of the refinancing, the increase in net finance charges largely reflects the extra month in the reporting period, lower interest receivable, and the cost of additional drawings under the revolving credit facility, together with four months of additional interest on the Minority Interest Preference Shares (MIPS) which were classified as non-equity minority interests until January 2003.

## Taxation

The tax charge in the period on the loss on ordinary activities amounted to £13.0m (12 months to September 2003: credit of £2.8m). The charge reflects taxation in certain overseas businesses which cannot be relieved against UK tax losses.

The restructuring is not expected to alter the Group's position as a taxpayer on the profits of its non-UK businesses in the next financial year.

## Loss per share and dividends

Basic and diluted loss per share before exceptional items and goodwill was 17.75p (12 months to September 2003: 85.96p).

The Board recommends that no final dividend should be paid. As a result, the total dividend for the period will be nil p (12 months to September 2003: nil p).

## Segmental review of unaudited operating results

### UK

Turnover in the 13 month period in the UK was £2,194.9m (12 months to September 2003: £2,340.5m). For the 12 months to September 2004, turnover was £2,057.8m, a reduction of £282.7m. A large proportion of this reduction is attributable to

the UK charter operations where a 13% reduction in capacity on sale was partially offset by an increase in average selling prices of 5%. Turnover in our specialist businesses was also lower, largely reflecting the disposals made in 2003.

The operating loss before exceptional items and goodwill for the 13 months was £85.3m (12 months to September 2003: £325.4m). For the 12 months to 30 September 2004, the operating loss before exceptional items and goodwill was £59.0m, an improvement year on year of £266.4m. This improvement partially reflects the non-recurrence of the non-comparable items reported last year which affected the operating loss. Nevertheless, the underlying improvement in the UK is significant and highlights the steps we have taken to date to reduce both the risk and cost structure of the business.

Market conditions throughout the winter and early summer limited our ability to increase overall margins to targeted levels. Trading in the peak summer season was satisfactory and throughout the year trading benefited from the improvements in management information systems introduced in the period. We also finished the season strongly, benefiting from the capacity cuts that we had implemented.

The simplification of the UK business continued throughout the period and considerable progress has been made in reducing the fixed cost structure of the operation. This work will continue through 2005 as we seek to remove further inefficiencies.

Cost reductions in overhead areas alone in the 13 months to October 2004 are over £100m, which when added to reductions in other cost lines since 2002, means we have exceeded the targeted £150m of cost savings a year early.

## Northern Europe

The trading performance in our Northern European operations was very strong during the period. Careful capacity management of both aircraft seats and hotel beds ensured that a better balance was achieved between supply and demand in both the winter and summer season. The proportion of sales at brochure rates was consequently much higher year on year, leaving significantly less product to sell at a discounted price in the lates market.

Turnover in the 13 month period in our Northern European operations was £863.9m (12 months to September 2003: £886.4m). In the 12 months to September 2004, turnover was £805.6m, down £80.8m, or 9%. Of this reduction, £40.5m is attributable to our ongoing Northern European operations (excluding Holland) and reflects 10% lower risk capacity on sale offset by increased selling prices.

Operating profit before exceptional items and goodwill in the 13 month period was £48.5m (12 months to September 2003: operating loss of £4.0m). In the 12 months to September 2004, the operating profit before exceptional items and goodwill was £46.2m, an improvement of some £50.2m year on year. This improvement reflects the margin benefits from the capacity management as well as the positive impact of headcount reductions and other cost saving initiatives.

Losses in our Dutch operations were reduced in the 12 months to September 2004 by £3.7m to £6.3m. It is our intention to sell or close this business to avoid future losses completely.

## North America

We also had a very good performance in our North American operations. Turnover in the 13 month period was £404.0m (12 months to September 2003: £565.6m). In the 12 months to September 2004, turnover was £386.1m, a decrease of £179.5m, or 32%. This decrease is attributable to the disposal of a number of US businesses in the first quarter of this financial period (£209.4m), offset partially by higher sales in our ongoing Canadian operations (£37.5m).

Operating profit before exceptional items and goodwill in the 13 month period was £12.1m (12 months to September 2003: loss of £0.1m). In the 12 months to September 2004, the operating profit before exceptional items and goodwill was £14.0m, an improvement of £14.1m year on year. The underlying improvement, however, after adjusting for the impact of the businesses disposed of in the first quarter, was £22.1m. This reflects better trading in our Canadian tour operations and in Alumni Holidays where we have seen a strong recovery from the poor market conditions of the prior year. The increased capacity has been sold at improved margins and overheads have been reduced through a number of cost cutting initiatives.

## Joint Ventures & Associates

Joint Ventures (Hotetur and Tenerife Sol) and Associates (Aqua Sol) contributed £7.2m in the 13 months to October 2004 (12 months to September 2003: £7.3m). In the 12 months to September 2004 our share of profits from these businesses was £7.1m.

## Balance sheet

Net liabilities at 31 October 2004 were £879.0m compared with £672.9m restated at 30 September 2003. The increase is as a result of the net losses recorded in the period.

## Cash balance and cash flow

Cash and deposits at 31 October 2004 were £305.2m compared with £254.9m at 30 September 2003. (Cash and deposits at 30 September 2004 were £331.9m).

Careful cash management has been a key focus throughout the period and will continue to be so in the future. This, together with the reduced operating loss has contributed to a cash inflow from operating activities in the period of £26.5m (12 months to September 2003: outflow of £109.4m).

Net proceeds from the disposal of non-core businesses realised £123.1m (12 months to September 2003: net outflow of £0.8m) contributing significantly to the improvement in the Group's cash position.

Net debt at 31 October 2004 was £577.2m compared with £607.3m at 30 September 2003.

## International Financial Reporting Standards

The Group intends to adopt International Financial Reporting Standards (IFRS) in its accounts (and those of its subsidiaries) for the financial year ending 31 October 2006.

Group Profit and Loss Account

| | Unaudited 13 months ended 31 October 2004 Pre-g'will & except'l operating items £m | Unaudited 13 months ended 31 October 2004 Total £m | Audited Year ended 30 September 2003 Pre-g'will & except'l operating items £m | Audited Year ended 30 September 2003 Total £m |
|---|---|---|---|---|
| Turnover: Group and share of Joint Ventures' | | | | |
| Continuing operations | 3,498.7 | 3,498.7 | 3,827.6 | 3,827.6 |
| Discontinued operations | - | - | 397.7 | 397.7 |
| | 3,498.7 | 3,498.7 | 4,225.3 | 4,225.3 |
| Less: share of Joint Ventures' turnover Continuing operations | (35.9) | (35.9) | (35.1) | (35.1) |
| Group turnover | 3,462.8 | 3,462.8 | 4,190.2 | 4,190.2 |
| Cost of sales | (2,959.0) | (2,998.4) | (3,774.4) | (3,800.0) |
| Gross profit | 503.8 | 464.4 | 415.8 | 390.2 |
| Net operating expenses pre-goodwill amortisation | (528.5) | (551.4) | (781.4) | (1,102.7) |
| Goodwill amortisation | | (12.8) | | (25.6) |
| Net operating expenses | (528.5) | (564.2) | (781.4) | (1,128.3) |
| Operating loss | | | | |
| Continuing operations | (24.7) | (99.8) | (329.5) | (619.1) |
| Discontinued operations | - | - | (36.1) | (119.0) |
| Group operating loss | (24.7) | (99.8) | (365.6) | (738.1) |
| Income from interests in Joint Ventures and Associates | | | | |
| Joint Ventures - continuing operations | 5.6 | 5.6 | 6.2 | 6.2 |
| - exceptional operating items | | (0.9) | | (9.5) |
| - goodwill amortisation | | (0.7) | | (1.0) |
| Associates - continuing operations | 1.6 | 1.6 | 1.1 | 1.1 |
| - exceptional operating items | | (4.2) | | (17.5) |
| - goodwill amortisation | | - | | (0.3) |
| Group and share of Joint Ventures' | | | | |

| | | | | |
|---|---|---|---|---|
| and Associates' operating loss | (17.5) | (98.4) | (358.3) | (759.1) |
| Exceptional items | | | | |
| Profit/(loss) on sale of subsidiary undertakings | | | | |
| - continuing operations | | 10.9 | | 5.8 |
| - discontinued operations | | - | | (81.4) |
| (Loss)/profit on sale of tangible fixed assets | | | | |
| - continuing operations | | (3.4) | | 1.9 |
| - discontinued operations | | - | | (0.2) |
| Profit on sale of Joint Venture undertaking | | 0.1 | | - |
| Losses on terminated operations | | | | |
| - continuing operations | | (18.5) | | (1.1) |
| - discontinued operations | | (0.5) | | (1.3) |
| Loss on ordinary activities before finance charges | | (109.8) | | (835.4) |
| Finance charges (net) | | | | |
| Group | | (62.5) | | (51.9) |
| Exceptional finance charges | | (15.6) | | (22.5) |
| Joint Ventures and Associates | | (2.4) | | (1.1) |
| Loss on ordinary activities before tax | | (190.3) | | (910.9) |
| Tax on loss on ordinary activities | | (13.0) | | 2.8 |
| Loss on ordinary activities after tax | | (203.3) | | (908.1) |
| Equity minority interests | | (0.3) | | (0.4) |
| Non-equity minority interests | | - | | (4.7) |
| Loss for the financial period | | (203.6) | | (913.2) |
| Dividends | | - | | - |
| Transfer from reserves | | (203.6) | | (913.2) |

| | Unaudited 13 months ended 31 October 2004 | Audited Year ended 30 September 2003 |
|---|---|---|
| Loss per share | | |
| Basic & diluted | (37.88p) | (185.51p) |
| - pre-goodwill amortisation | (35.37p) | (180.05p) |
| - pre-goodwill amortisation and exceptional items | (17.75p) | (85.96p) |

Group Balance Sheet

| | Unaudited At 31 October 2004 £m | Audited Restated* At 30 September 2003 £m |
|---|---|---|
| Fixed assets | | |
| Intangible assets - goodwill | 146.2 | 277.8 |
| Tangible assets | 302.8 | 367.3 |
| Joint Venture undertakings | | |
| Share of gross assets | 89.6 | 84.6 |
| Share of gross liabilities | (59.6) | (59.2) |
| Goodwill | 11.0 | 11.7 |
| | 41.0 | 37.1 |
| Investments in Associated undertakings | 10.0 | 13.7 |
| Other investments | 0.1 | 0.1 |
| | 51.1 | 50.9 |
| Total fixed assets | 500.1 | 696.0 |
| Current assets | | |
| Stocks | 6.7 | 11.3 |
| Debtors: amounts falling due within one year | 281.6 | 431.9 |
| Debtors: amounts falling due after one year | 104.6 | 140.4 |
| Cash and deposits | 305.2 | 254.9 |
| | 698.1 | 838.5 |
| Creditors: amounts falling due within one year | (1,056.6) | (1,230.6) |
| Net current liabilities | (358.5) | (392.1) |
| Total assets less current liabilities | 141.6 | 303.9 |
| Creditors: amounts falling due after one year | | |
| Convertible debt | (216.4) | (221.6) |
| Other creditors | (677.8) | (650.9) |
| | (894.2) | (872.5) |
| Provisions for liabilities and charges | (126.4) | (104.3) |
| Net liabilities | (879.0) | (672.9) |

| | | |
|---|---|---|
| Capital and reserves | | |
| Called up share capital | 54.4 | 49.5 |
| Share premium account | 114.2 | 113.9 |
| Capital redemption reserve | 3.2 | 3.2 |
| Other reserves | - | 18.0 |
| Own shares | (0.3) | (0.3) |
| Profit and loss account | (1,051.9) | (858.6) |
| Equity shareholders' deficit | (880.4) | (674.3) |
| Equity minority interests | 1.4 | 1.4 |
| | (879.0) | (672.9) |

* Restated for adoption of UITF 38 - Accounting for ESOP Trusts. £0.3m of own shares held in trust has been reclassified from investments to capital and reserves.

Group Cash Flow Statement

| | Unaudited 13 months ended 31 October 2004 £m | Audited Year ended 30 September 2003 £m |
|---|---|---|
| Net cash inflow/(outflow) from operating activities | 26.5 | (109.4) |
| Dividends received from Associated undertakings | - | 1.3 |
| Returns on investments and servicing of finance | | |
| Interest received | 24.3 | 25.4 |
| Interest paid | (86.2) | (81.5) |
| Interest element of finance leases | (7.4) | (6.9) |
| Dividends paid on undated preference shares | - | (5.9) |
| Minority interests | (0.3) | (0.2) |
| Net cash outflow from returns on investments and servicing of finance | (69.6) | (69.1) |
| Tax paid | (16.2) | (21.3) |
| | | |
| Capital expenditure and financial investment | | |
| Purchase of tangible fixed assets | (29.1) | (78.4) |
| Purchase of fixed asset investments | - | - |

| | | |
|---|---|---|
| Sale of tangible fixed assets | 8.0 | 29.9 |
| Net cash outflow from capital expenditure and financial investment | (21.1) | (48.5) |
| Acquisitions and disposals | | |
| Purchase of subsidiary undertakings | (7.0) | (1.4) |
| Cash at bank and in hand acquired with subsidiaries | 15.2 | - |
| Proceeds less cash at bank and in hand relating to disposal of subsidiaries | 123.1 | (0.8) |
| Net cash inflow/(outflow) from acquisitions and disposals | 131.3 | (2.2) |
| Cash inflow/(outflow) before management of liquid resources and financing | 50.9 | (249.2) |
| Management of liquid resources | | |
| Movement on term deposits | 11.8 | 43.2 |
| Net cash inflow from management of liquid resources | 11.8 | 43.2 |
| Financing | | |
| Repayment of undated preference shares | - | (1.0) |
| Redemption of Convertible Bonds due 2007 | - | (8.4) |
| Loan facilities utilised | 14.4 | 228.6 |
| Capital element of finance lease rental payments | (26.3) | (28.0) |
| Net cash (outflow)/inflow from financing | (11.9) | 191.2 |
| Increase/(decrease) in cash in the period | 50.8 | (14.8) |

Group Statement of Total Recognised Gains and Losses

| | Unaudited 13 months ended 31 October 2004 £m | Audited Year ended 30 September 2003 £m |
|---|---|---|
| Loss for the financial period | (203.6) | (913.2) |
| Currency differences on foreign currency net investments | (9.6) | 10.3 |
| Total recognised gains and losses relating to the period | (213.2) | (902.9) |

## Notes to the Financial Information

Throughout the notes on pages 20 to 28, 2004 means the 13 months ended 31 October 2004 in the context of the profit and loss and cash flow notes, and 31 October 2004 in the case of the balance sheet notes. 2003 means the year ended 30 September 2003 or 30 September 2003 as appropriate.

### 1. Basis of Preparation

The financial information has been prepared using accounting policies stated in the Company's report and accounts for the 13 months ended 31 October 2004. The results shown above do not constitute statutory accounts for the 13 months ended 31 October 2004 and the 12 months ended 30 September 2003 within the meaning of section 240 of the Companies Act 1985. The results in respect of the 12 months ended 30 September 2003 are an abridged version of the Company's consolidated statutory accounts which have been reported on without qualification, and without a statement under section 237(2) or (3) of the Companies Act 1985, by the auditors. The 2003 consolidated statutory accounts have been delivered to the Registrar of Companies.

#### Going concern

The Group is seeking to implement a restructuring of its balance sheet which would involve the conversion to equity of approximately £800 million of unsecured debt and facilities and the provision of new five year committed facilities for the provision of bonding, letters of credit and guarantees.

The restructuring is to be implemented either on a consensual basis, as described in a circular to shareholders dated 1 December 2004 (the "consensual restructuring"), or through a scheme of arrangement (the "scheme") with its shareholders and certain unsubordinated creditors described in a circular (comprising an explanatory statement) dated 26 November 2004.

Implementation of the consensual restructuring is subject, inter alia, to approval of the proposals by bondholders and shareholders, to be sought at an adjourned meeting of bondholders to be held on 29 December 2004 and an extraordinary general meeting to be held on 24 December 2004. Implementation of the scheme, which was approved by shareholders and creditors at a meeting held on 13 December 2004, is subject, inter alia, to the approval of the court at a hearing to be held on 20 December 2004.

The Directors consider that it is likely that either:

(a) all the conditions to the consensual restructuring will be satisfied; or

(b) the scheme will become effective.

They have further received indications from the CAA that the outcome of the restructuring will be acceptable.

If the restructuring is implemented through the scheme, all of the assets of the Company (other than actual or potential claims under insurance policies relating to claims by customers against the Company) will be transferred to MyTravel Holdings PLC (Holdings), which will become the holding company of the Group and which will assume all of the liabilities of the Company (save for certain excluded liabilities, including the liabilities of the Company in respect of the 7% subordinated Convertible Bonds (the Bonds) due 2007). In these circumstances, MyTravel Group plc will have transferred all of its assets and liabilities to Holdings and will be a subsidiary of Holdings with only the Bonds as an unprovided or uninsured liability. The Directors believe that, under the scheme, the holders of the Bonds are likely to agree to exchange their Bonds for shares in Holdings. When Holdings has acquired at least 75% of the outstanding Bonds it will be in a position to require all the Bonds to be transferred to it and capitalised. If the bondholders choose not to accept the offer to exchange their Bonds, the Bonds will remain outstanding as liabilities of the Company, but the bondholders will have no effective remedy to enforce any right to payment. The Directors do not believe there is any reason to expect the Company to be wound up.

Having taken into account the uncertainties mentioned above in relation to the

restructuring, the Directors consider it appropriate to prepare the Group's accounts on a going concern basis. The accounts do not, therefore, include any adjustments which may be necessary if the Group was unable to continue to operate.

## 2. Segmental information

(a) Turnover

| | Unaudited 2004 £m | Audited 2003 £m |
|---|---|---|
| UK | 2,194.9 | 2,340.5 |
| Other Europe - Northern Europe | 863.9 | 886.4 |
| North America | 404.0 | 565.6 |
| Group continuing | 3,462.8 | 3,792.5 |
| Discontinued - Other Europe - Germany | - | 397.7 |
| Group | 3,462.8 | 4,190.2 |
| Joint Ventures | 35.9 | 35.1 |
| Group and share of Joint Ventures | 3,498.7 | 4,225.3 |

(b) Operating (loss)/profit

| | Pre-goodwill & exceptional operating items | | Post goodwill & exceptional operating items | |
|---|---|---|---|---|
| | Unaudited 2004 £m | Audited 2003 £m | Unaudited 2004 £m | Audited 2003 £m |
| UK | (85.3) | (325.4) | (153.1) | (480.9) |
| Other Europe - Northern Europe | 48.5 | (4.0) | 47.8 | (37.0) |
| North America | 12.1 | (0.1) | 5.5 | (101.2) |
| Group continuing | (24.7) | (329.5) | (99.8) | (619.1) |
| Discontinued - Other Europe - Germany | - | (36.1) | - | (119.0) |
| Group | (24.7) | (365.6) | (99.8) | (738.1) |

(c) Income from interests in Joint Ventures & Associates

| | Pre-goodwill and exceptional operating items | | Post goodwill and exceptional operating items | |
|---|---|---|---|---|
| | Unaudited 2004 | Audited 2003 | Unaudited 2004 | Audited 2003 |
| | £m | £m | £m | £m |
| Joint Ventures | 5.6 | 6.2 | 4.0 | (4.3) |
| Associates | 1.6 | 1.1 | (2.6) | (16.7) |
| | 7.2 | 7.3 | 1.4 | (21.0) |

(d) Exceptional operating items

| | Unaudited 2004 | Audited 2003 |
|---|---|---|
| | £m | £m |
| UK | (62.1) | (150.0) |
| Other Europe - Northern Europe | (0.2) | (32.2) |
| North America | - | (86.3) |
| Group continuing | (62.3) | (268.5) |
| Discontinued - Other Europe - Germany | - | (78.4) |
| Group | (62.3) | (346.9) |
| Joint Ventures | (0.9) | (9.5) |
| Associates | (4.2) | (17.5) |
| Group and share of Joint Ventures & Associates | (67.4) | (373.9) |

(e) Goodwill amortisation

| | Unaudited 2004 | Audited 2003 |
|---|---|---|
| | £m | £m |
| UK | (5.7) | (5.5) |
| Other Europe - Northern Europe | (0.5) | (0.8) |
| North America | (6.6) | (14.8) |
| Group continuing | (12.8) | (21.1) |
| Discontinued - Other Europe - Germany | - | (4.5) |
| Group | (12.8) | (25.6) |
| Joint Ventures | (0.7) | (1.0) |

| | | |
|---|---|---|
| Associates | - | (0.3) |
| | (13.5) | (26.9) |

| (f) Profit/(loss) on sale of subsidiary undertakings | Unaudited 2004 £m | Audited 2003 £m |
|---|---|---|
| UK | 0.8 | 5.8 |
| Other Europe - Northern Europe | (0.3) | - |
| North America | 10.4 | - |
| Group continuing | 10.9 | 5.8 |
| Discontinued - Other Europe - Germany | - | (81.4) |
| Group | 10.9 | (75.6) |

The tax effect of the profit/(loss) on sale of subsidiary undertakings was £0.1m (2003: £nil)

| (g) (Loss)/profit on sale of tangible fixed assets | Unaudited 2004 £m | Audited 2003 £m |
|---|---|---|
| UK | (3.9) | 0.6 |
| Other Europe - Northern Europe | 0.5 | 1.3 |
| North America | - | - |
| Group continuing | (3.4) | 1.9 |
| Discontinued - Other Europe - Other | - | (0.2) |
| Group | (3.4) | 1.7 |

The tax effect of the profit/(loss) on sale of tangible fixed assets was £0.2m (2003: £0.5m).

(h) Losses on terminated operations

| | | Unaudited 2004 £m | Audited 2003 £m |
|---|---|---|---|
| UK | continuing | (18.5) | (1.1) |
| Other Europe | discontinued | (0.5) | (1.3) |
| | | (19.0) | (2.4) |

On 16 April 2004, the Group announced agreed arrangements with Louis Limited, a cruise and hotel group listed on the Cyprus Stock Exchange, under which Louis took over operation of three cruise ships. The loss on termination of the Group's cruise business amounts to £18.6m.

Also included within the UK terminated operations are the costs of exiting of the Group from Vacation Ownership operations. During the period, the Group recorded £0.1m of profits (2003: loss of £1.1m).

In Other Europe, the Group announced in 2000 the closure of its Belgian charter airline operations and closed its tour operations in France and Belgium. During 2004, the Group incurred £0.5m of costs relating to this activity (2003: £1.3m).

There was no material tax effect in respect of these items.

(i) Finance charges (net)

| | Unaudited 2004 £m | Audited 2003 £m |
|---|---|---|
| UK | (62.0) | (35.1) |
| Other Europe - Northern Europe | 4.0 | 3.2 |
| North America | (4.5) | (12.3) |
| Group continuing | (62.5) | (44.2) |
| Discontinued - Other Europe - Germany | - | (7.7) |
| Group | (62.5) | (51.9) |
| Exceptional finance charges | (15.6) | (22.5) |
| Joint Ventures | (1.7) | (1.1) |

| | | |
|---|---|---|
| Associates | (0.7) | - |
| Joint Ventures & Associates | (2.4) | (1.1) |
| Total finance charges (net) | (80.5) | (75.5) |

The exceptional finance charges relate to costs incurred in the refinancing and restructuring of the Group.

Finance charges relating to discontinued operations in 2003 represent the costs of centrally funded working capital together with local external charges.

| (j) (Loss)/profit on ordinary activities before tax | Pre-goodwill & exceptional items | | Post goodwill & exceptional items | |
|---|---|---|---|---|
| | Unaudited 2004 £m | Audited 2003 £m | Unaudited 2004 £m | Audited 2003 £m |
| UK | (147.3) | (360.5) | (252.3) | (533.2) |
| Other Europe - Northern Europe | 52.5 | (0.8) | 52.0 | (32.5) |
| North America | 7.6 | (12.4) | 11.4 | (113.5) |
| Group continuing | (87.2) | (373.7) | (188.9) | (679.2) |
| Discontinued - Other Europe - Germany | - | (43.8) | - | (208.1) |
| Discontinued - Other Europe - Other | - | - | (0.5) | (1.5) |
| Group | (87.2) | (417.5) | (189.4) | (888.8) |
| Joint Ventures | 3.9 | 5.1 | 2.4 | (5.4) |
| Associates | 0.9 | 1.1 | (3.3) | (16.7) |
| Group and share of Joint Ventures & Associates | (82.4) | (411.3) | (190.3) | (910.9) |

| (k) Total exceptional items | Unaudited 2004 £m | Audited 2003 £m |
|---|---|---|

| | | |
|---|---|---|
| UK | (99.3) | (167.2) |
| Other Europe - Northern Europe | - | (30.9) |
| North America | 10.4 | (86.3) |
| Group continuing | (88.9) | (284.4) |
| Discontinued - Other Europe - Germany | - | (159.8) |
| Discontinued - Other Europe - Other | (0.5) | (1.5) |
| Group | (89.4) | (445.7) |
| Joint Ventures | (0.8) | (9.5) |
| Associates | (4.2) | (17.5) |
| Group and share of Joint Ventures & Associates | (94.4) | (472.7) |

| (1) Net (liabilities)/assets | Unaudited | Audited Restated |
|---|---|---|
| | 2004 | 2003 |
| | £m | £m |
| UK | (947.5) | (712.1) |
| Other Europe | 25.1 | 2.8 |
| North America | 43.4 | 36.4 |
| | (879.0) | (672.9) |

3. Exceptional operating items

| | | | Unaudited | Audited |
|---|---|---|---|---|
| | | | 2004 | 2003 |
| | | | £m | £m |
| UK | Balance sheet restructuring | (i) | (4.8) | - |
| | Operational restructuring | (ii) | (53.2) | - |
| | Other advisory fees | (iii) | (4.2) | (10.1) |
| | Balance sheet review | (iv) | 1.8 | (135.4) |
| | Restructuring of aircraft leases | (v) | (1.7) | - |
| | Directors' settlements | (vi) | - | (4.5) |
| Other Europe - Northern Europe | Balance sheet review | (iv) | (0.2) | (32.2) |

| | | | | |
|---|---|---|---|---|
| North America | Balance sheet review | (iv) | - | (86.3) |
| Group continuing | | | (62.3) | (268.5) |
| Discontinued | | | | |
| Other Europe - Germany | Balance sheet review | (iv) | - | (78.4) |
| Group | | | (62.3) | (346.9) |
| Joint Ventures | Operational restructuring | (ii) | (0.9) | - |
| | Balance sheet review | (iv) | - | (9.5) |
| Associates | Balance sheet review | (iv) | (4.2) | (17.5) |
| | | | (67.4) | (373.9) |

(i) Balance sheet restructuring represents the costs incurred in respect of preparatory work relating to the proposed refinancing and restructuring of the Group.

(ii) Operational restructuring represents redundancy and other costs incurred in reorganising the Group's UK businesses.

(iii) Other advisory fees represent costs incurred in respect of the 2003 refinancing of the Group.

(iv) The balance sheet review charges which total £2.6m (2003: £359.3m) represent adjustments to the carrying value of goodwill and certain other assets. In the period to 31 October 2004, additional provisions of £6.5m, including £1.9m in respect of goodwill previously written off to reserves, have been made, and provisions of £3.9m made last year have been released on the basis of improved information.

(v) This represents the net cost of the restructuring of certain aircraft leases.

(vi) Directors' settlements represent the costs in 2003 of terminating the contracts of certain former Directors.

4. Finance charges (net)

| | Unaudited 2004 £m | Audited 2003 £m |
|---|---|---|
| Interest payable on: | | |
| bank borrowings | (22.9) | (35.4) |
| other borrowings | (27.6) | (30.9) |
| undated preference shares | (17.0) | (11.5) |
| Share of Joint Ventures' and Associates' interest payable | (2.4) | (1.1) |
| Amortisation of issue costs relating to undated preference shares | - | (1.7) |
| Amortisation of issue costs relating to Convertible Bonds | - | (1.7) |
| Finance charges in respect of finance leases | (9.0) | (6.9) |
| | (78.9) | (89.2) |
| Exceptional finance charges | (15.6) | (22.5) |
| Interest capitalised | - | 1.2 |
| | (94.5) | (110.5) |
| Bank interest receivable | 14.0 | 34.0 |
| Foreign exchange gain | - | 1.0 |
| | (80.5) | (75.5) |

5. Tax on loss on ordinary activities

| | | Unaudited 2004 £m | Audited 2003 £m |
|---|---|---|---|
| Analysis of charge/(credit) in the period | | | |
| Current tax | | | |
| The current tax charge/(credit) is based on the loss for the year and is made up as follows: | | | |
| UK | corporation tax at 30% (2003: 30%) | 0.1 | - |
| | adjustments in respect of previous periods | (14.7) | 30.1 |
| | | (14.6) | 30.1 |
| Overseas | corporation tax | 20.8 | 17.3 |

| | | |
|---|---|---|
| adjustments in respect of previous periods | 3.7 | 0.2 |
| | 24.5 | 17.5 |
| Tax on share of profits of Joint Ventures & Associates | 2.9 | 0.6 |
| Total current tax | 12.8 | 48.2 |
| Deferred tax | | |
| origination and reversal of timing differences | (0.6) | (8.2) |
| adjustments in respect of previous periods | 0.8 | (42.8) |
| Total deferred tax | 0.2 | (51.0) |
| Tax on loss on ordinary activities | 13.0 | (2.8) |

6. Loss per share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the employee share ownership trusts. Due to losses made, there is no difference between basic and diluted loss per share.

Supplementary loss per share figures are presented. These exclude the effects of the amortisation of goodwill and also the effects of the exceptional items and are presented to allow comparison to the prior year on a like-for-like basis.

| | Unaudited 2004 | Unaudited 2004 | Audited 2003 | Audited 2003 |
|---|---|---|---|---|
| Weighted average number of shares (millions) * | | 537.5 | | 492.2 |
| | Loss+ | Per share amount | Loss+ | Per share amount |
| | £m | p | £m | p |
| Basic & diluted loss per share | (203.6) | (37.88) | (913.2) | (185.51) |
| Effect of goodwill amortisation | 13.5 | 2.51 | 26.9 | 5.46 |
| Basic & diluted loss per share pre-goodwill | | | | |

| | | | | |
|---|---|---|---|---|
| amortisation | (190.1) | (35.37) | (886.3) | (180.05) |
| Exceptional items | | | | |
| Exceptional operating items | 67.4 | 12.54 | 373.9 | 75.96 |
| Exceptional finance charges | 15.6 | 2.90 | 22.5 | 4.57 |
| Loss/(profit) on sale of tangible fixed assets | 3.4 | 0.63 | (1.7) | (0.35) |
| (Profit)/loss on sale of subsidiary undertakings | (10.9) | (2.03) | 75.6 | 15.36 |
| Profit on sale of joint venture undertakings | (0.1) | (0.02) | - | - |
| Losses on terminated operations | 19.0 | 3.54 | 2.4 | 0.48 |
| Tax relating to the exceptional items | 0.3 | 0.06 | (9.5) | (1.93) |
| Basic & diluted loss per share pre-goodwill amortisation and exceptional items | (95.4) | (17.75) | (423.1) | (85.96) |

* The number of shares has been reduced by 2.7m being the weighted average number of shares held by the employee share ownership trusts (2003: 2.7m).

\+ Loss attributable to ordinary shareholders.

## 7. Dividends

The Board is recommending that no final dividend is paid. As a result, the total dividend for the period will be nil p (2003: nil p).

## 8. Reconciliation of operating loss to operating cash flows

| | Unaudited 2004 £m | Audited 2003 £m |
|---|---|---|
| Operating loss | (99.8) | (738.1) |
| Depreciation charges | 77.4 | 92.3 |
| Goodwill amortisation | 12.8 | 25.6 |
| Impairment of goodwill | 2.4 | 156.7 |
| Impairment of fixed assets | 30.3 | 106.2 |
| Provision against fixed asset investments | - | 11.0 |
| Decrease/(increase) in stocks | 2.4 | (0.2) |
| Decrease in debtors | 115.9 | 99.2 |

| | | |
|---|---|---|
| (Decrease)/increase in creditors | (142.3) | 106.9 |
| Increase in provisions | 32.5 | 38.7 |
| Cash impact of the termination of operations | (5.1) | (3.0) |
| Cash impact of fundamental reorganisation | - | (4.7) |
| Net cash inflow/(outflow) from operating activities | 26.5 | (109.4) |

## 9. Reconciliation of net cash flow to movement in net debt

| | Unaudited 2004 £m | Audited 2003 £m |
|---|---|---|
| Increase/(decrease) in cash in the year | 50.8 | (14.8) |
| Cash outflow/(inflow) from decrease/(increase) in debt & lease financing | 11.9 | (191.2) |
| Cash inflow from decrease in liquid resources | (11.8) | (43.2) |
| Changes in net debt resulting from cash flows | 50.9 | (249.2) |
| Loans acquired with subsidiary undertakings | (27.1) | - |
| Finance leases disposed with subsidiary undertakings | 0.1 | - |
| Transfer of Convertible Bonds due 2007 redeemed 30 September 2002, settled 3 October 2002 | - | (8.4) |
| 7.51% cumulative undated preference shares reclassified from minority interests | - | (208.3) |
| Conversion of Convertible Bonds due 2007 | 5.2 | - |
| Issue costs of undated preference shares | - | (1.7) |
| Issue costs of Convertible Bonds due 2007 | - | (1.7) |
| Capitalisation of finance leases | (30.4) | (27.3) |
| Exchange differences | 31.4 | 19.2 |
| Movement in net debt in the year | 30.1 | (477.4) |
| Net debt brought forward | (607.3) | (129.9) |
| Net debt carried forward | (577.2) | (607.3) |

## 10. Annual General Meeting

The Annual General Meeting will be held in March 2005. Further details will be circulated with the notice of the Annual General Meeting.

APPENDIX - PRO FORMA INFORMATION FOR THE 12 MONTHS ENDED 30 SEPTEMBER 2004

Group Profit and Loss Account

| | Notes | Unaudited 12 months to 30/09/04 £m | Audited 12 months to 30/09/03 £m |
|---|---|---|---|
| Turnover: Group and share of Joint Ventures' | 2(a) | | |
| Continuing operations | | 3,283.1 | 3,827.6 |
| Discontinued operations | | - | 397.7 |
| | | 3,283.1 | 4,225.3 |
| Less: share of Joint Ventures' turnover | | | |
| Continuing operations | | (33.6) | (35.1) |
| Group turnover | | 3,249.5 | 4,190.2 |
| Operating profit/(loss) before exceptional operating items and goodwill amortisation | 2(b) | | |
| Continuing operations | | 1.2 | (329.5) |
| Discontinued operations | | - | (36.1) |
| | | 1.2 | (365.6) |
| Exceptional operating items | 2(c) | (58.8) | (346.9) |
| Goodwill amortisation | 2(d) | (11.9) | (25.6) |
| Operating loss | | (69.5) | (738.1) |
| Continuing operations | | (69.5) | (619.1) |
| Discontinued operations | | - | (119.0) |
| | | (69.5) | (738.1) |
| Income from interests in Joint Ventures & Associates before exceptional operating items and goodwill | 2(b) | 7.1 | 7.3 |
| Exceptional operating items | 2(c) | (4.0) | (27.0) |
| Goodwill amortisation | 2(d) | (0.7) | (1.3) |
| Income from interests in Joint Ventures & Associates | | 2.4 | (21.0) |

| | | | |
|---|---|---|---|
| Group and share of Joint Ventures' & Associates' operating loss | 2(b) | (67.1) | (759.1) |
| Exceptional items | | | |
| Profit/(loss) on sale of subsidiary undertakings | 2(e) | | |
| - continuing operations | | 10.9 | 5.8 |
| - discontinued operations | | - | (81.4) |
| (Loss)/profit on sale of tangible fixed assets | 2(f) | | |
| - continuing operations | | (2.9) | 1.9 |
| - discontinued operations | | - | (0.2) |
| Profit on sale of Joint Venture undertaking | | 0.1 | - |
| Losses on terminated operations | 2(g) | | |
| - continuing operations | | (16.7) | (1.1) |
| - discontinued operations | | (0.5) | (1.3) |
| Loss on ordinary activities before finance charges | | (76.2) | (835.4) |
| Finance charges (net) | 2(h) | | |
| Group | | (58.0) | (51.9) |
| Exceptional finance charges | | (12.8) | (22.5) |
| Joint Ventures and Associates | | (2.4) | (1.1) |
| Loss on ordinary activities before tax | 2(i) | (149.4) | (910.9) |
| Tax on loss on ordinary activities | 3 | (12.0) | 2.8 |
| Loss on ordinary activities after tax | | (161.4) | (908.1) |
| Equity minority interests | | (0.1) | (0.4) |
| Non-equity minority interests | | - | (4.7) |
| Loss for the period - transfer from reserves | | (161.5) | (913.2) |

Group Balance Sheet

| | Unaudited<br>As at<br>30/09/04<br>£m | Audited<br>Restated*<br>As at<br>30/09/03<br>£m |
|---|---|---|
| Fixed assets | | |
| Intangible assets - goodwill | 146.5 | 277.8 |
| Tangible assets | 305.8 | 367.3 |

| | | |
|---|---|---|
| Joint Venture undertakings | | |
| Share of gross assets | 88.5 | 84.6 |
| Share of gross liabilities | (61.7) | (59.2) |
| Goodwill | 11.1 | 11.7 |
| | 37.9 | 37.1 |
| Investments in Associated undertakings | 10.1 | 13.7 |
| Other investments | - | 0.1 |
| Total fixed assets | 500.3 | 696.0 |
| Current assets | | |
| Stocks | 8.8 | 11.3 |
| Debtors: amounts falling due within one year | 342.2 | 431.9 |
| Debtors: amounts falling due after one year | 104.0 | 140.4 |
| Cash and deposits | 331.9 | 254.9 |
| | 786.9 | 838.5 |
| Creditors: amounts falling due within one year | (1,107.6) | (1,230.6) |
| Net current liabilities | (320.7) | (392.1) |
| Total assets less current liabilities | 179.6 | 303.9 |
| Creditors: amounts falling due after one year | | |
| Convertible debt | (216.4) | (221.6) |
| Other creditors | (684.3) | (650.9) |
| | (900.7) | (872.5) |
| Provisions for liabilities and charges | (119.4) | (104.3) |
| Net liabilities | (840.5) | (672.9) |
| Capital and reserves | | |
| Called up share capital | 54.4 | 49.5 |
| Reserves | (895.9) | (723.5) |
| Own shares | (0.3) | (0.3) |
| Equity shareholders' deficit | (841.8) | (674.3) |
| Equity minority interests | 1.3 | 1.4 |
| | (840.5) | (672.9) |

* Restated for adoption of UITF 38 - Accounting for ESOP Trusts. £0.3m of own shares held in trust has been reclassified from investments to capital and reserves.

## Notes to the Pro Forma Financial Information

### 1. Basis of preparation

The pro forma financial information has been prepared using accounting policies stated in the Company's report and accounts for the 13 months ended 31 October 2004. The Group's Directors set out on page 20 of this document the reasons why they considered it appropriate to prepare the Group's accounts on the going concern basis.

The financial information in this statement relating to the 12 months ended 30 September 2004 is unaudited and does not constitute full statutory accounts within the meaning of section 240 of the Companies Act 1985. The results shown for the year ended 30 September 2003 have been derived from the full report and accounts which received an unqualified auditors' report and did not contain any statements under section 237(2) or (3) of the Companies Act 1985, and have been delivered to the Registrar of Companies.

### 2. Segmental information

| (a) Turnover | Unaudited 12 months to 30/09/04 £m | Audited 12 months to 30/09/03 £m |
|---|---|---|
| UK | 2,057.8 | 2,340.5 |
| Other Europe - Northern Europe | 805.6 | 886.4 |
| North America | 386.1 | 565.6 |
| Group continuing | 3,249.5 | 3,792.5 |
| Discontinued - Other Europe - Germany | - | 397.7 |
| Group | 3,249.5 | 4,190.2 |
| Joint Ventures | 33.6 | 35.1 |

| | | |
|---|---|---|
| Group and share of Joint Ventures | 3,283.1 | 4,225.3 |

(b) Operating profit/(loss)

| | Pre-exceptional operating items & goodwill | | Post-exceptional operating items & goodwill | |
|---|---|---|---|---|
| | Unaudited 12 months to 30/09/04 | Audited 12 months to 30/09/03 | Unaudited 12 months to 30/09/04 | Audited 12 months to 30/09/03 |
| | £m | £m | £m | £m |
| UK | (59.0) | (325.4) | (122.8) | (480.9) |
| Other Europe - Northern Europe | 46.2 | (4.0) | 45.5 | (37.0) |
| North America | 14.0 | (0.1) | 7.8 | (101.2) |
| Group continuing | 1.2 | (329.5) | (69.5) | (619.1) |
| Discontinued - Other Europe - Germany | - | (36.1) | - | (119.0) |
| Group | 1.2 | (365.6) | (69.5) | (738.1) |
| Joint Ventures | 5.7 | 6.2 | 4.8 | (4.3) |
| Associates | 1.4 | 1.1 | (2.4) | (16.7) |
| Group and share of Joint Ventures & Associates | 8.3 | (358.3) | (67.1) | (759.1) |

(c ) Exceptional operating items

| | | | Unaudited 12 months to 30/09/04 | Audited 12 months to 30/09/03 |
|---|---|---|---|---|
| | | | £m | £m |
| UK | Balance sheet restructuring | (i) | (3.9) | - |
| | Operational restructuring | (ii) | (51.1) | - |
| | Other advisory fees | (iii) | (4.1) | (10.1) |
| | Balance sheet review | (iv) | 2.2 | (135.4) |
| | Restructuring of aircraft leases | (v) | (1.7) | - |
| | Directors' settlements | (vi) | - | (4.5) |
| Other Europe | | | | |

| | | | | |
|---|---|---|---|---|
| Northern Europe | Balance sheet review | (iv) | (0.2) | (32.2) |
| North America | Balance sheet review | (iv) | - | (86.3) |
| Group continuing | | | (58.8) | (268.5) |
| Discontinued | | | | |
| Other Europe - Germany | Balance sheet review | (iv) | - | (78.4) |
| Group | | | (58.8) | (346.9) |
| Joint Ventures | Operational restructuring | (ii) | (0.2) | - |
| | Balance sheet review | (iv) | - | (9.5) |
| Associates | Balance sheet review | (iv) | (3.8) | (17.5) |
| | | | (62.8) | (373.9) |

(i) Balance sheet restructuring represents the costs incurred in respect of preparatory work relating to the proposed refinancing and restructuring of the Group.

(ii) Operational restructuring represents redundancy and other costs incurred in reorganising the Group's UK businesses.

(iii) Other advisory fees represent costs incurred in respect of the 2003 refinancing of the Group.

(iv) The balance sheet review charges which total £1.8m (2003: £359.3m) represent adjustments to the carrying value of goodwill and certain other assets. In the period to 30 September 2004, additional provisions of £5.7m, including £1.5m in respect of goodwill previously written off to reserves, have been made, and provisions of £3.9m made last year have been released on the basis of improved information.

(v) This represents the net cost of the restructuring of certain aircraft leases.

(vi) Directors' settlements represent the costs in 2003 of terminating the contracts of certain former Directors.

(d) Goodwill amortisation

| | Unaudited 12 months to 30/09/04 | Audited 12 months to 30/09/03 |
|---|---|---|
| | £m | £m |
| UK | (5.2) | (5.5) |
| Other Europe - Northern Europe | (0.5) | (0.8) |
| North America | (6.2) | (14.8) |
| Group continuing | (11.9) | (21.1) |
| Discontinued - Other Europe - Germany | - | (4.5) |
| Group | (11.9) | (25.6) |
| Joint Ventures | (0.7) | (1.0) |
| Associates | - | (0.3) |
| Group and share of Joint Ventures & Associates | (12.6) | (26.9) |

(e) Profit/(loss) on sale of subsidiary undertakings

| | Unaudited 12 months to 30/09/04 | Audited 12 months to 30/09/03 |
|---|---|---|
| | £m | £m |
| UK | 0.8 | 5.8 |
| Other Europe - Northern Europe | (0.3) | - |
| North America | 10.4 | - |
| Group continuing | 10.9 | 5.8 |
| Discontinued - Other Europe - Germany | - | (81.4) |
| Group | 10.9 | (75.6) |

(f) (Loss)/profit on sale of tangible fixed assets

| | Unaudited 12 months to 30/09/04 | Audited 12 months to 30/09/03 |
|---|---|---|
| | £m | £m |
| UK | (3.4) | 0.6 |
| Other Europe - Northern Europe | 0.5 | 1.3 |

| | | |
|---|---|---|
| North America | - | - |
| Group continuing | (2.9) | 1.9 |
| Discontinued - Other Europe - Other | - | (0.2) |
| Group | (2.9) | 1.7 |

(g) Losses on terminated operations

| | Unaudited 12 months to 30/09/04 £m | Audited 12 months to 30/09/03 £m |
|---|---|---|
| UK continuing | (16.7) | (1.1) |
| Other Europe discontinued | (0.5) | (1.3) |
| Group | (17.2) | (2.4) |

On 16 April 2004, the Group announced agreed arrangements with Louis Limited, a cruise and hotel group listed on the Cyprus Stock Exchange, under which Louis will take over operation of three cruise ships. The loss on termination of the Group's cruise business at 30 September 2004 amounted to £16.8m.

Also included within UK terminated operations are the costs of exiting of the Group from Vacation Ownership operations. During the period, the Group recorded £0.1m of profit (2003: loss of £1.1m).

In Other Europe, the Group announced in 2000 the closure of its Belgian charter airline operations and closed its tour operations in France and Belgium. During 2004, the Group incurred £0.5m of costs relating to this activity (2003: £1.3m).

There was no material tax effect in respect of these items.

(h) Finance charges (net)

| | Unaudited 12 months to 30/09/04 £m | Audited 12 months to 30/09/03 £m |
|---|---|---|

| | | |
|---|---|---|
| UK | (57.5) | (35.1) |
| Other Europe - Northern Europe | 3.7 | 3.2 |
| North America | (4.2) | (12.3) |
| Group continuing | (58.0) | (44.2) |
| Discontinued - Other Europe - Germany | - | (7.7) |
| Group | (58.0) | (51.9) |
| Exceptional finance charges | (12.8) | (22.5) |
| Joint Ventures | (1.7) | (1.1) |
| Associates | (0.7) | - |
| Joint Ventures & Associates | (2.4) | (1.1) |
| Total finance charges (net) | (73.2) | (75.5) |

The exceptional finance charges relate to costs incurred in the refinancing and restructuring of the Group.

Finance charges relating to discontinued operations in 2003 represent the costs of centrally funded working capital together with local external charges.

| (i) (Loss)/profit on ordinary activities before tax | Pre-exceptional items & goodwill | | Post-exceptional items & goodwill | |
|---|---|---|---|---|
| | Unaudited 12 months to 30/09/04 £m | Audited 12 months to 30/09/03 £m | Unaudited 12 months to 30/09/04 £m | Audited 12 months to 30/09/03 £m |
| UK | (116.5) | (360.5) | (212.4) | (533.2) |
| Other Europe - Northern Europe | 49.9 | (0.8) | 49.4 | (32.5) |
| North America | 9.8 | (12.4) | 14.0 | (113.5) |
| Group continuing | (56.8) | (373.7) | (149.0) | (679.2) |
| Discontinued - Other Europe - Germany | - | (43.8) | - | (208.1) |
| Discontinued - Other Europe - Other | - | - | (0.5) | (1.5) |
| Group | (56.8) | (417.5) | (149.5) | (888.8) |
| Joint Ventures | 4.0 | 5.1 | 3.2 | (5.4) |
| Associates | 0.7 | 1.1 | (3.1) | (16.7) |
| Group and share of Joint Ventures & | | | | |

| | | | | |
|---|---|---|---|---|
| Associates | (52.1) | (411.3) | (149.4) | (910.9) |

3. Tax on loss on ordinary activities

The charge in the period of £12.0m (2003: credit of £2.8m) relates to taxation in certain overseas businesses, which cannot be relieved against losses.



END

FR USSARSNRUAUA